Spelzon Corp.

Bjorksundsslingan 29 nb

Stockholm, Sweden 12431702-751-8467

March 4, 2015

Mr. Edwin Kim, Staff Attorney

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Spelzon Corp.

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-198338

Filed February 6, 2015

Dear Mr. Kim:

This letter shall serve as the request of Spelzon Corp., pursuant to  Rule  461,  to  accelerate  the   effectiveness   of  the   above-referenced Registration  Statement to Friday,  March 6, 2015,  1:00 PM EDT, or the soonest practicable  date   thereafter.   We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We further acknowledge the following:

     *    should the  Commission  or the staff,  acting  pursuant  to  delegated authority,  declare the filing  effective,  it does not  foreclose the Commission from taking any action with respect to the filing;

     *    the  action  of  the  Commission  or the  staff,  acting  pursuant  to delegated  authority,  in  declaring  the filing  effective,  does not relieve the company from its full  responsibility for the adequacy and accuracy of the disclosure in the filing; and

     *    the Company  may not assert  staff  comments  and the  declaration  of effectiveness  as  a  defense  in  any  proceeding  initiated  by  the Commission  or any person  under the  federal  securities  laws of the United States.

Sincerely,

/s/ Arthur Parrik

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Arthur Parrik

Principal Executive Officer, Principal Financial Officer & Director